Law Offices

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA 19103-7098

215.564.8000

February 22, 2012

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Virtus Global Multi-Sector Income Fund (the “Fund”) —
Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2
File Nos. 333-176761 and 811-22608

Dear Sir or Madam:

On behalf of the Fund, and pursuant to Section 8 of the Investment Company Act of 1940, as amended, and Section 6 of the Securities Act of 1933, as amended, please find transmitted herewith for filing via EDGAR the Fund’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2. The Fund is requesting acceleration so that this filing would go effective at noon (12:00 p.m. Eastern Time) on Thursday, February 23, 2012, or as soon as practicable thereafter.

Please contact the undersigned directly at (215) 564-8128 or Alan R. Gedrich, Esq. of Stradley Ronon Stevens & Young, LLP at (215) 564-8050 with any comments or questions relating to this filing.

Sincerely yours,

/s/ Samuel K. Goldstein

Samuel K. Goldstein

Enclosure